Exhibit 99.1
ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer
Algoma Steel Inc.
105 West Street
Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change
November 16, 2004

3.	Press Release
A press release was distributed through Canada NewsWire on November 16, 2004.

4.	Summary of Material Change
Algoma Steel Inc. announced that its Board of Directors has adopted a Shareholder Rights Plan.

5.	Full Description of Material Change
See attached News Release dated November 16, 2004.

6.	Reliance on Confidentiality Provisions of Securities Legislation
Not applicable.

7.	Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers
For further information, please contact Paul Finley, Vice President - Business Development and Corporate Secretary at 705-945-2201.

9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 19th day of November, 2004.

By:	“Paul Finley”
Name:	Paul C. Finley
Title:	Vice President - Business Development and Corporate Secretary

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE Tuesday, November 16, 2004	TSX Symbol: AGA

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today announced that its Board of Directors has adopted a Shareholder Rights Plan (the “Plan”). The Plan is designed to ensure fair treatment for all shareholders in the event of a takeover bid and to provide shareholders and Algoma’s Board of Directors with adequate time to evaluate any bid for the Company and to take steps to maximize shareholder value in the event of any such bid.

The terms of the Plan are consistent with Canadian practice and with guidelines published by Canadian shareholder rights advocates. The conditional consent of the TSX to the Plan has been obtained. The Plan is effective immediately. It will be presented to the shareholders of the Company for ratification at the next Annual General Meeting. If the shareholders do not confirm the Plan at the meeting, the Plan and associated rights will terminate and cease to be effective.

Denis Turcotte, Algoma’s President and Chief Executive Officer, stated, “We are not aware that any specific takeover bid of the Company is contemplated. However, given the Company’s growing cash build and the ongoing consolidation within the steel industry, the Board has determined it is prudent and in the best interest of shareholders to adopt the Plan.”

The rights issued to the shareholders under the Plan will be exercisable only when a person, including any related party, acquires or announces its intention to acquire more than 20 percent of the outstanding common shares of Algoma without either complying with the “permitted bid” provisions of the Plan or obtaining the approval of the Algoma Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase common shares of Algoma at a 50 percent discount to the market price of Algoma shares at the time.

Under the Plan, a permitted bid is a bid made to all shareholders which is open for acceptance for not less than 60 days. If, at the end of 60 days, more than 50 percent of the outstanding common shares of Algoma, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board of Directors will also have time to consider and pursue alternatives and to make recommendations to shareholders.

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products, including hot and cold rolled sheet and plate.

Company Contact:

Paul C. Finley
Vice President, Business Development and Corporate Secretary
705.945.2201